We Are Kula, LLC
Statement of Cash Flows
(Unaudited)

	For the Period April 24, 2018 (Inception) to December 31, 2018
Cash flows from operating activities:	
Net loss	$ (109,081)
Adjustments to reconcile net loss to net cash used by	
operating activities	
Depreciation	1,114
Changes in operating assets and liabilities:	
Accounts payable	3,295
Credit card payable	7,568
Net cash used in operating activities	(97,104)
Cash flows from investing activities	
Purchase of fixed assets	(10,281)
Net cash used in investing activities	(10,281)
Cash flows from financing activities:	
Proceeds from related party loans	107,222
Member contributions	1,000
Net cash provided by financing activities	108,222
Net cash increase for period	837
Cash at beginning of period	-
Cash at end of period	$ 837
Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$ -
Interest	$ 313